UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Eagle Point Institutional Income Fund

(Name of Subject Company (Issuer))

Eagle Point Institutional Income Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

269819108

(CUSIP Number of Class of Securities)

Eagle Point Credit Management LLC

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(203) 340-8500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

COPIES TO:

Thomas J. Friedmann, Esq.	Philip T. Hinkle, Esq.
Dechert LLP	Alexander C. Karampatsos, Esq.
One International Place, 40th Floor	Dechert LLP
100 Oliver Street	Three Bryant Park
Boston, MA 02110	1095 Avenue of the Americas
(617) 728-7120	New York, NY 10036-6797
(212) 641-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This final amendment amends and restates the amendment filed pursuant to Rule 13e-4(c)(4) on October 29, 2024 to Eagle Point Institutional Income Fund’s (the “Fund”) Issuer Tender Offer Statement on Schedule TO, which was originally filed with the Securities and Exchange Commission on August 30, 2024 (the “Offer”). This revised final amendment provides the final results of the Fund’s Offer.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 30, 2024 by the Fund in connection with the Offer by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the Fund’s net asset value, calculated as of the calendar quarter end immediately prior to the date of the Statement, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on August 30, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 5:00 p.m., Eastern Time, on September 30, 2024.

2.	As of the expiration of the Offer, a total of 120,163.966 Shares were validly tendered and not withdrawn at a price of $9.80 per Share (the “Tendered Shares”). As of October 28, 2024, in accordance with the terms of the Offer, the Company accepted for payment all of the Tendered Shares, for an aggregate purchase price of $1,177,606.83.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

EAGLE POINT INSTITUTIONAL INCOME FUND

By:	/s/ Kenneth P. Onorio
Name:	Kenneth P. Onorio
Title:	Chief Financial Officer
Date:	November 4, 2024